UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 21)

AFFINITY GAMING
___________________________________________________________________________________

(Name of Issuer)
Common Stock, par value $0.001 per share
___________________________________________________________________________________

(Title of Class of Securities)

Not Applicable
___________________________________________________________________________________

 (CUSIP Number)
Steven Weiser
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
 203-542-4200
___________________________________________________________________________________

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 16, 2016
___________________________________________________________________________________

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
SPH Manager, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
17,375,812.4 (1)
	9	SOLE DISPOSITIVE POWER*
5,544,092
	10	SHARED DISPOSITIVE POWER* -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
17,375,812.4 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
84.9%(2)
14		TYPE OF REPORTING PERSON
IA, PN
*See Item 5.

[1]
Includes 5,544,092 Shares (as defined in this Schedule 13D) owned by an affiliate of the Reporting Persons as described in this Schedule 13D. In addition, the Reporting Persons may be deemed to beneficially own the Shares beneficially owned by the Other Reporting Persons (as defined in this Schedule 13D) pursuant to the Settlement Agreement (as defined in this Schedule 13D). As such, these amounts include the 11,831,720.4 Shares beneficially owned by the Other Reporting Persons, which number is based upon the amount of Shares owned by the Other Reporting Persons as publicly disclosed in the most recent reports on Schedule 13D or Form 4 filed by the Other Reporting Persons under Section 13 or Section 16 of the Exchange Act.

[2]
The percentages used herein and in the rest of this Schedule 13D are calculated based upon 20,462,329 outstanding Shares as of August 8, 2016, as reported on the Issuer's Annual Report on Form 10-Q filed on August 15, 2016.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
17,375,812.4 (1)
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,544,092
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
17,375,812.4 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
84.9%(2)
14		TYPE OF REPORTING PERSON
IN
*See Item 5

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Robert J. O’Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
17,375,812.4 (1)
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,544,092
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
17,375,812.4 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
84.9%(2)
14		TYPE OF REPORTING PERSON
IN
*See Item 5.

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Michael Gatto

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
17,375,812.4 (1)
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,544,092
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
17,375,812.4 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
84.9%(2)
14		TYPE OF REPORTING PERSON
IN

This Amendment No. 21 ("Amendment No. 21") amends and supplements the statement on Schedule 13D originally filed on May 7, 2012, as amended by Amendment No. 1 filed on October 31, 2012, Amendment No. 2 filed on November 5, 2012, Amendment No. 3 filed on December 14, 2012, Amendment No. 4 filed on February 19, 2013, Amendment No. 5 filed on March 11, 2013, Amendment No. 6 filed on March 12, 2013, Amendment No. 7 filed on March 18, 2013, Amendment No. 8 filed on April 4, 2013, Amendment No. 9 filed on May 15, 2013, Amendment No. 10 filed on May 30, 2013, Amendment No. 11 filed on October 15, 2013, Amendment No. 12 filed on December 4, 2013, Amendment No. 13 filed on April 23, 2014, Amendment No. 14 filed on July 30, 2014, Amendment No. 15 filed on May 19, 2015, Amendment No. 16 filed on June 3, 2015, Amendment No. 17 filed on September 8, 2015, Amendment No. 18 filed on September 17, 2015, Amendment No. 19 filed on April 5, 2016 and Amendment No. 20 filed on August 24, 2016 (as amended as of the date hereof, the "Schedule 13D").

Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 21 shall have the meaning assigned to such term in the Schedule 13D.

EXPLANATORY NOTE

This Amendment No. 21 is filed solely to reflect the addition of Michael Gatto as a managing member of SPH Manager subsequent to his receipt of all requisite regulatory approvals.  No other changes to the Schedule 13D are reflected herein.

Item 2.	Identity and Background

Item 2 is hereby amended as follows:

(a) This Schedule 13D is being jointly filed by SPH Manager, LLC, a Delaware limited liability company ("SPH Manager"), Mr. Edward A. Mulé, Mr. Robert J. O'Shea and Mr. Michael Gatto with respect to the ownership of Shares by SPH Investment, LLC, a Delaware limited liability company ("SPH Investment").  Silver Point Capital Fund, L.P., a Delaware limited partnership, and Silver Point Capital Offshore Fund, Ltd., a Cayman Islands exempted company (collectively, the "Funds"), directly or indirectly hold non-voting equity interests in SPH Investment and an economic interest in the Shares.  SPH Manager holds the voting equity interests in, and is the manager of, SPH Investment.  By virtue of such status, SPH Manager holds voting and dispositive power over, and may be deemed to be the beneficial owner of, the Shares held by SPH Investment on behalf of the Funds.  Messrs. Mulé, O'Shea and  Gatto (together with SPH Manager, the "Reporting Persons") are the sole members and sole managing members of SPH Manager and, as a result, may be deemed to hold voting and dispositive power over, and may be deemed to be the beneficial owners of, the Shares held by SPH Investment on behalf of the Funds.  Accordingly, the Shares previously reported in Amendment No. 20 as deemed to be beneficially owned by SPH Manager, Mr. Mule and Mr. O'Shea are also now deemed to be beneficially owned by Mr. Gatto.
The Reporting Persons have entered into a Joint Filing Agreement, dated September 7, 2016, a copy of which is filed with this Schedule 13D as Exhibit 99.19, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b) The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, First Floor, Greenwich, CT 06830.

(c) The principal business of SPH Manager is serving as the manager of SPH Investment.  The principal business of Messrs. Mulé, O'Shea and Gatto is serving as sole members and sole managing members of SPH Manager and engaging in certain other investment related activities on behalf of SPH Manager affiliates.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SPH Manager is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Mulé, O'Shea and Gatto is a United States citizen.

Item 7.	Material to be filed as Exhibits

Exhibit 99.19:	Joint Filing Agreement, dated September 7, 2016.

SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   September 7, 2016

SPH MANAGER, LLC

By:	/s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Member

EDWARD A MULÉ /s/ Edward A. Mulé
ROBERT J. O'SHEA /s/ Robert J. O’Shea
MICHAEL GATTO

/s/ Michael Gatto

Exhibit 99.19

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: September 7, 2016

SPH MANAGER, LLC

By:	/s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Member

EDWARD A MULÉ /s/ Edward A. Mulé
ROBERT J. O'SHEA /s/ Robert J. O’Shea
MICHAEL GATTO

/s/ Michael Gatto